UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 333-226308

ZETA NETWORK GROUP

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation and Appointment of a Director and Chairwoman of the Board of Directors

Ms. Wei Zhang, a director and the chairwoman of the board of directors (the “Board”) of Zeta Network Group (the “Company”) notified the Company of her resignation as a director and as the chairwoman of the Board for personal reasons, effective September 24, 2025. Ms. Zhang’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on September 24, 2025, the Board appointed Ms. Chloe Zhou Parker as a director and chairwoman of the Board. The biographical information of Ms. Parker is set forth below.

Ms. Parker has served as the Chief Executive Officer of Marina VIP LLC, a real estate investment and management company since July 2022 where she provides strategic leadership and vision and directs all aspects of operations. Ms. Parker has also served as the business development director at Bitwisdom Ltd. since October 2023 where she leads growth in blockchain-based services and drives client acquisition and partnership. Ms. Parker earned her associate of science degree in hospitality management degree from César Ritz Colleges, Switzerland in 2000.

Ms. Parker does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Ms. Parker entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing her service to the Company. The form of the Offer Letter is qualified in its entirety by reference to the complete text of the form of the Offer Letter, which is furnished hereto as Exhibit 99.1.

Exhibits.

Exhibit No.	Description
99.1	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 24, 2025

ZETA NETWORK GROUP

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer

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